Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

September 13, 2019

Mr. Jeffery Gabor
Division of Corporation Finance Office of

Healthcare & Insurance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Chardan Healthcare Acquisition Corp Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed August 23, 2019 File No. 001-38762

Dear Mr. Gabor:

On behalf of our client, Chardan Healthcare Acquisition Corp (the “Company”), we hereby provide a response to the comments issued in a letter dated August 14, 2019 (the “Staff’s Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). Contemporaneously, we are submitting the amended Preliminary Proxy Statement via Edgar (the “Amended Preliminary Proxy Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles    New York    Chicago    Nashville    Washington, DC    Beijing    Hong Kong    www.loeb.com

A limited liability partnership including professional corporations

Jeffrey Gabor September 13, 2019 Page 2

Amendment No. 1 to Preliminary Proxy Statement filed August 23, 2019

Certain CHAC Forecasts, page 95

1.	We note your revised disclosure in response to prior comment 18. With reference to page 35 of your July 2019 Investor Presentation, please revise the top table on page 96 to include the descriptions applicable to Case A, Case B and Case C. In your accompanying narrative discussion concerning risk-adjusted commercial outcomes, please also revise to clarify whether the probability of launch is the only assumption impacting the product revenue portion of the revenue streams presented on pages 98-99. In this regard, we note that the descriptions contained on page 35 of your July 2019 Investor Presentation suggest that market acceptance impacts the size of the opportunity.

Response: The top table on page 96 of the Amended Proxy Statement has been revised in accordance with the Staff’s comments. The probability of launch is the only assumption impacting the product revenue portion of the revenue streams presented on pages 98-99. The disclosure in the presentation relating to the size of the opportunity being impacted by market acceptance was incorrect and the Company will revise the presentation and refile it promptly after the filing of the Amended Proxy Statement.

The Share Increase Proposal, page 106

2.	Please revise your discussion to explain in greater detail the present capitalization and provide a breakdown of the shares that will be issued or reserved assuming the merger is consummated. In addition, we note that your disclosures on page 135 indicate that the combined company will have fewer than 30 million shares outstanding and, as such, it is not clear why a share increase is necessary to consummate the business combination. To the extent that the increase is necessary to cover earn-out shares or other merger obligations, please clarify. Also disclose, if true, that there are no present plans or arrangements for any additional shares that would be authorized pursuant to the proposal.

Response: The disclosures on page 106 of the Amended Proxy Statement have been revised in accordance with the Staff’s comments, and the disclosures on page 135 have been revised to clarify the securities excluded from the calculation of outstanding shares.

Jeffrey Gabor September 13, 2019 Page 3

Warrants, page 212

3.	We note your response to prior comment 4 concerning page 6 to your July 2019 presentation; however, your basis for the increased numbers of pro forma shares held by CHAC Public Shareholders at the three earn-out levels is not clear from your response or the prospectus disclosure. Accordingly, please provide a breakdown of outstanding warrants and options in your prospectus disclosures on pages 212-213 and provide a response that explains how the underlying securities are reflected in the share totals presented for the CHAC Public Shareholders and Sponsors. Discuss any material assumptions regarding exercise. Also, tell us whether there are any restrictions or implications if CHAC holders are deemed to hold less than 20% ownership in the post-transaction company.

Response: A breakdown has been included on page 212 of the Amended Proxy Statement in accordance with the Staff’s comments.

General

4.	We refer to prior comment 7 and the form of proxy card included in the amended proxy statement. We note that Proposal 1 on the proxy card appears to present redemption as a fourth voting option. In addition, it is unclear why the redemption option is presented under Proposal 1 as opposed to any of the other five proposals presented at the Special Meeting. Accordingly, please revise your proxy card or explain to us why you believe the presentation is consistent with Rule 14a-4(b)(1) and why it will not cause investor confusion concerning Proposal 1. Also, please revise the form of proxy card to identify it as preliminary. See Rule 14a-6(e)(1).

Response: The proxy card has been revised to place the redemption election prior to the proposals and to include language stating that voting is not required in order for a stockholder to elect redemption.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner